

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2007

Via U.S. Mail and Facsimile at (513) 579-6457

Mark A. Weiss
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

**RE: Great American Financial Resources, Inc.
Schedule 13E-3 filed on June 14, 2007
File No. 005-42992**

**Schedule 14A filed June 14, 2007
File No. 001-11632**

Dear Mr. Weiss:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe Messrs. Lindner, Lindner, Ambrecht, Scheper and Martin are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline

dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedules 14A

2. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

3. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the *beginning of the proxy statement, immediately* following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the "Special Factors" so that it immediately follows the summary.

4. Please revise the second proposal to clarify the meaning of "necessary or appropriate."

Cautionary Statement Concerning Forward-Looking Information, page 14

5. We note your reference to the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Refer to Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Please revise your Schedule 14A to eliminate all references to the PSLRA and confirm that you will refrain from such references in any future filings or press releases related to the going private transaction.

Special Factors, page 20

6. Where appropriate please include disclosure regarding alternatives to the merger considered by AFG. If no alternatives were considered, please include disclosure explaining why.

7. Each presentation, discussion, or report held with or presented by an outside party

that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. For instance, we note the reference to the preliminary report valuation prepared by CCW referenced in the first full paragraph on page 24. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Recommendations of the Special Committee and our Board of Directors, page 26

8. Please revise to expressly indicate whether the board and special committee believe the Rule 13e-3 transaction is both *substantively* and *procedurally* fair to the company's *unaffiliated* shareholders. Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719. Note that your fairness discussion should only address fairness to *unaffiliated* shareholders in accordance with Item 1014(a) of Regulation M-A. In addition, your disclosure should separately address procedural and substantive fairness.

Reasons for the Special Committee's Determination, page 27

9. If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

10. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

11. Revise the discussion of procedural fairness to address Items 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

Position of the Board of Directors as to Fairness of the Merger, page 29

12. Consider identifying the member s of the board voting in favor of the transaction.

13. We are unable to locate the disclosure required by Item 1014 with respect to AFG and GAC. Please advise.

Opinion of the Special Committee's Financial Advisor, page 29

14. We note the disclosure here and the opinion itself indicate that the opinion was for the "sole" benefit of the Special Committee. Please revise the disclosure and opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. Alternatively, revise to include the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws. See our website, **www.sec.gov**, for further guidance under the Division of Corporation Finance's Current Issues Outline at section II.D.1.

15. Please delete the statement that the opinion is "quantified in its entirety by reference to the written opinion." Investors are entitled to rely upon your disclosure.

16. Please revise to disclose the data underlying the results described in connection with the analyses performed by CCW and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by CCW. In that regard, consider expanding your disclosure to provide tabular disclosure setting forth the data underlying the separate analyses. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor's opinion without having access to such data.

17. Please disclose any relationships between filing persons and CCW in the preceding two years, including any consideration paid. In addition, please disclose the amount paid to CCW in connection with the merger.

Certain Effects of the Merger, page 34

18. Please revise the fourth paragraph to provide greater detail regarding the effects of the transaction on each filing person. Refer to Instructions 2 and 3 of Item 1013(d) of Regulation M-A.

Interests of Certain Persons in the merger, page 37

19. Please expand your disclosure to explain the different interests of certain directors and executive officers. Provide quantification where appropriate. For instance, provide tabular disclosure of any payments to be received by each director and officer in connection with the going private transaction.

Material U.S. Federal Income Tax Consequences, page 39

20. Please revise to include disclosure of the tax consequences to each filing person as well.

Terms of the Merger Agreement, page 43

21. Delete the statement that the disclosure is qualified by reference to the merger agreement. Investors are entitled to rely upon your disclosure.

Projected Financial Information, page 56

22. Please revise your disclosure to include all of the projected data provided to the financial advisor rather than a subset.

Where Stockholders can find more information, page 62

23. Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly. In addition, please explain your authority for forward incorporating under the proxy rules.

Closing

        Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions